Benjamin C. Feldman bfeldman@fgrslaw.com

June 18, 2019

DELIVERED VIA E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Mail Stop 3561

Attn: Mr. John Dana Brown

brownj@sec.gov

Re:	Opening Night Enterprises LLC Amendment No. 7 to Offering Statement on Form 1-A Amendment No. 6 Filed March 11, 2019 Qualified March 29, 2019 File No. 024-10712

Dear Mr. Brown:

Thank you to the SEC for qualifying Opening Night Enterprises LLC on Friday, March 29, 2019.

We are filing a seventh amendment to incorporate revisions to the operating agreement and subscription agreement proposed by FINRA as communicated per the Law Office of Robin Sosnow, PLLC (Robin E. Sosnow, Esq.).

Regarding Financial Statements

1.	As Opening Night Enterprises LLC’s fiscal year end is December 31, we have obtained and included audits of the years ended December 31, 2017 and 2018 to satisfy the age requirements outlined in Instruction (b)(3)(C) in Part F/S of Form 1-A.
2.	We have also removed the interim financial statements.

Exhibits

1.	We have included a revised Subscription agreement with our amendment with revisions required by FINRA.
2.	We have included a currently dated auditor’s consent with our amendment.

In conclusion, our firm believes that the Opening Night Enterprises, LLC offering circular continues to be in compliance with your office’s requirements.

Very truly yours,

By:	/s/Benjamin C. Feldman.
Benjamin C. Feldman, Esq.

1700 Broadway, 28th Floor, New York, NY 10019

Tel: 212.230.1300 Fax: 212.658.9333 www.fgrslaw.com